UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 4)

                             VIROPHARMA INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.002 PER SHARE
                         (Title of Class of Securities)

                                    928241108
                                 (CUSIP Number)

                             KENNETH M. SOCHA, ESQ.
                                     PSV, LP
                         2099 PENNSYLVANIA AVENUE, N.W.
                                    SUITE 900
                           WASHINGTON, D.C. 20006-1813
                            TEL. NO.: (202) 452-0101
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            BRUCE A. GUTENPLAN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                OCTOBER 29, 2001
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 98241108                                                  PAGE 2 OF 20

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         PSV, LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                 NUMBER OF              1,518,146 (1)
                   SHARES           --------------------------------------------
                BENEFICIALLY        8   SHARED VOTING POWER
                  OWNED BY              0
                    EACH            --------------------------------------------
                 REPORTING          9   SOLE DISPOSITIVE POWER
                   PERSON               1,518,146 (1)
                    WITH            --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,518,146 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1/   Includes Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 98241108                                                  PAGE 3 OF 20

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         PSV GP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                 NUMBER OF              1,518,146 (1)
                   SHARES           --------------------------------------------
                BENEFICIALLY        8   SHARED VOTING POWER
                  OWNED BY              0
                    EACH            --------------------------------------------
                 REPORTING          9   SOLE DISPOSITIVE POWER
                   PERSON               1,518,146 (1)
                    WITH            --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,518,146 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1/   Includes Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 98241108                                                  PAGE 4 OF 20

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         PSV Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                 NUMBER OF              0
                   SHARES           --------------------------------------------
                BENEFICIALLY        8   SHARED VOTING POWER
                  OWNED BY              595,000 (1)
                    EACH            --------------------------------------------
                 REPORTING          9   SOLE DISPOSITIVE POWER
                   PERSON               0
                    WITH            --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                        595,000 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         595,000 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1/   Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 98241108                                                  PAGE 5 OF 20

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         SFM Participation, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                 NUMBER OF              923,146
                   SHARES           --------------------------------------------
                BENEFICIALLY        8   SHARED VOTING POWER
                  OWNED BY              595,000 (1)
                    EACH            --------------------------------------------
                 REPORTING          9   SOLE DISPOSITIVE POWER
                   PERSON               923,146
                    WITH            --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                        595,000 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,518,146
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1/   Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 98241108                                                  PAGE 6 OF 20

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         SFM AH, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                 NUMBER OF              923,146
                   SHARES           --------------------------------------------
                BENEFICIALLY        8   SHARED VOTING POWER
                  OWNED BY              595,000 (1)
                    EACH            --------------------------------------------
                 REPORTING          9   SOLE DISPOSITIVE POWER
                   PERSON               923,146
                    WITH            --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                        595,000 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,518,146
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1/   Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 98241108                                                  PAGE 7 OF 20

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Rappahannock Investment Company
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                 NUMBER OF              1,152,646
                   SHARES           --------------------------------------------
                BENEFICIALLY        8   SHARED VOTING POWER
                  OWNED BY              834,397 (1)
                    EACH            --------------------------------------------
                 REPORTING          9   SOLE DISPOSITIVE POWER
                   PERSON               1,152,646
                    WITH            --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                        834,397 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,987,043
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1/   Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 98241108                                                  PAGE 8 OF 20

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Frank H. Pearl (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                 NUMBER OF              1,152,646
                   SHARES           --------------------------------------------
                BENEFICIALLY        8   SHARED VOTING POWER
                  OWNED BY              834,397 (1)
                    EACH            --------------------------------------------
                 REPORTING          9   SOLE DISPOSITIVE POWER
                   PERSON               1,152,646
                    WITH            --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                        834,397 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,987,043
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1/   Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 98241108                                                  PAGE 9 OF 20

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         George Soros (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                 NUMBER OF              923,146
                   SHARES           --------------------------------------------
                BENEFICIALLY        8   SHARED VOTING POWER
                  OWNED BY              595,000 (1)
                    EACH            --------------------------------------------
                 REPORTING          9   SOLE DISPOSITIVE POWER
                   PERSON               923,146
                    WITH            --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                        595,000 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,518,146
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IA
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1/   Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 98241108                                                 PAGE 10 OF 20

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Soros Fund Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                 NUMBER OF              923,146
                   SHARES           --------------------------------------------
                BENEFICIALLY        8   SHARED VOTING POWER
                  OWNED BY              595,000 (1)
                    EACH            --------------------------------------------
                 REPORTING          9   SOLE DISPOSITIVE POWER
                   PERSON               923,146
                    WITH            --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                        595,000 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,518,146
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO; IA
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1/   Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 98241108                                                 PAGE 11 OF 20

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus Capital, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                 NUMBER OF              1,152,646
                   SHARES           --------------------------------------------
                BENEFICIALLY        8   SHARED VOTING POWER
                  OWNED BY              0
                    EACH            --------------------------------------------
                 REPORTING          9   SOLE DISPOSITIVE POWER
                   PERSON               1,152,646
                    WITH            --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,152,646
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 98241108                                                 PAGE 12 OF 20

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus Management, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                 NUMBER OF              1,152,646
                   SHARES           --------------------------------------------
                BENEFICIALLY        8   SHARED VOTING POWER
                  OWNED BY              0
                    EACH            --------------------------------------------
                 REPORTING          9   SOLE DISPOSITIVE POWER
                   PERSON               1,152,646
                    WITH            --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,152,646
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 98241108                                                 PAGE 13 OF 20

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                 NUMBER OF              1,152,646
                   SHARES           --------------------------------------------
                BENEFICIALLY        8   SHARED VOTING POWER
                  OWNED BY              239,397
                    EACH            --------------------------------------------
                 REPORTING          9   SOLE DISPOSITIVE POWER
                   PERSON               1,152,646
                    WITH            --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                        239,397
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,392,043
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 98241108                                                 PAGE 14 OF 20

                  This Amendment No. 4 ("Amendment No. 4") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on May 17, 1999 (the "Original 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on July 1, 2000 (the "Amendment No. 1"), as amended by Amendment No. 2 to the Schedule 13D filed on May 17, 2001 ("Amendment No. 2"), as amended by Amendment No. 3 to the Schedule 13D filed on September 17, 2001 ("Amendment No. 3") relating to the common stock (the "Common Stock"), par value $.002 per share, issued by ViroPharma Incorporated, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D.


ITEM 1.  SECURITY AND ISSUER.

                  No Change.


ITEM 2.  IDENTITY AND BACKGROUND.

                  No change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No change.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented as follows:

                  As discussed below in Item 5(c), each of the Purchaser and Perseus Capital sold an aggregate of 250,000 and 20,500 shares of Common Stock, respectively, pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Without limiting the disclosure set forth elsewhere herein, Perseus Capital currently intends to sell shares in an amount sufficient to realize cash proceeds approximately equal to its aggregate original investment in the Common Stock.

                  The disclosure under the caption "Additional Disclosure" in
Item 4 is hereby amended and restated in its entirety as follows:

                  ADDITIONAL DISCLOSURE

                  In accordance with Section 8.2 of the Investment Agreement, the Purchaser made a written request that the Company file a registration statement (the "Registration Statement") for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time of a portion of the Common Stock it beneficially owns and the Common Stock issuable upon exercise of the Warrants. The Registration Statement was declared effective by Securities and

CUSIP NO. 98241108                                                 PAGE 15 OF 20


Exchange Commission on October 19, 2001. The Reporting Persons may from time to time sell all or a portion the Common Stock, Warrant, or Common Stock issued upon exercise of the Warrant in privately negotiated transactions or in the open market pursuant to the Registration Statement or other exercise of their registration rights or Rule 144, in each case, subject to prices for the Common Stock deemed favorable by the Reporting Persons, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate and to the terms of the Investment Agreement and the Warrant, as the case may be. Alternatively, the Reporting Persons may from time to time acquire additional shares of Common Stock in privately negotiated transactions or in the open market, in each case, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

                  Except as described in the Investment Agreement or the Warrant, and as otherwise set forth in the Original 13D or any amendment thereto, including this Amendment No. 4, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of
Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of the date hereof: (i) each of the Purchaser, PSV GP, SFM Participation, SFM AH, Mr. Soros and SFM LLC may be deemed to beneficially own an aggregate of 1,518,146 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 18,699,695 shares of Common Stock outstanding as of August 31, 2001 as disclosed by the Company in its Amendment No. 2 to the Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on October 10, 2001, represents approximately 7.9% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d); (ii) each of Rappahannock and Mr. Pearl may be deemed to beneficially own an aggregate of 1,987,043 shares of Common Stock (which includes the shares held by Perseus Capital and the Warrants held by the Purchaser and an additional 239,397 shares of Common Stock beneficially owned by New York Life BioVenture Partners LLC, a Delaware limited

CUSIP NO. 98241108                                                 PAGE 16 OF 20


liability company ("New York Life"), as more fully discussed below) which, based on calculations made in accordance with Rule 13d-3(d) and there being 18,699,695 shares of Common Stock outstanding as of August 31, 2001 as disclosed by the Company in its Amendment No. 2 to the Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on October 10, 2001, represents approximately 10.3% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d); (iii) Perseus may be deemed to beneficially own an aggregate of 1,392,043 shares of Common Stock (which includes the shares held by Perseus Capital and an additional 239,397 shares of Common Stock beneficially owned by New York Life, as more fully discussed below) which, based on calculations made in accordance with Rule 13d-3(d) and there being 18,699,695 shares of Common Stock outstanding as of August 31, 2001 as disclosed by the Company in its Amendment No. 2 to the Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on October 10, 2001, represents approximately 7.4% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d); (iv) each of Perseus Capital and Perseus Management may be deemed to beneficially own an aggregate of 1,152,646 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 18,699,695 shares of Common Stock outstanding as of August 31, 2001 as disclosed by the Company in its Amendment No. 2 to the Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on October 10, 2001, represents approximately 6.2% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d); and
(v) PSV Partners may be deemed to beneficially own an aggregate of 595,000 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 18,699,695 shares of Common Stock outstanding as of August 31, 2001 as disclosed by the Company in its Amendment No. 2 to the Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on October 10, 2001, represents approximately 3.1% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d). As noted above, Perseus, Rappahannock and Mr. Pearl may be deemed to beneficially own the 239,397 shares of Common Stock owned by New York Life. Mr. Pearl is the sole shareholder of Rappahannock, which is the sole member of Perseus, a member of Perseus Biotech Advisors, LLC ("Perseus Biotech Advisors"). Pursuant to a management agreement executed on August 1, 2000 (the "Management Agreement"), New York Life Investment Management, LLC, the sole manager of New York Life, retained Perseus Biotech Advisors to act as investment manager

CUSIP NO. 98241108                                                 PAGE 17 OF 20


of New York Life. The Management Agreement is a general agreement pursuant to which Perseus Biotech Advisors became the investment manager of New York Life with respect to its portfolio companies. Prior to August 1, 2000, New York Life acquired 239,397 shares of Common Stock. As a result of the Management Agreement, Perseus, Rappahannock and Mr. Pearl may be deemed to beneficially own the 239,397 shares of Common Stock owned by New York Life.

                  (b)     (i)       Each of the Purchaser and PSV GP may be
deemed to have sole power to direct the voting and disposition of the 1,518,146 shares of Common Stock beneficially owned by the Purchaser. With respect to the 923,146 shares of Common Stock beneficially owned by the Purchaser, each of SFM Participation, SFM AH, Mr. Soros and SFM LLC may be deemed to have sole power to direct the voting and disposition of such shares. With respect to the 1,152,646 shares of Common Stock beneficially owned by Perseus Capital, each of Perseus Management, Perseus, Rappahannock and Mr. Pearl may be deemed to have the sole power to direct the voting and disposition of such shares.

                           (ii)     By virtue of the relationships between and
among the Reporting Persons, each of PSV Partners, SFM Participation, SFM AH, Rappahannock, Mr. Pearl, Mr. Soros and SFM LLC may be deemed to share the power to direct the voting and disposition of the 595,000 shares of Common Stock issuable upon exercise of the Warrant beneficially owned by the Purchaser.

                           (iii)    Perseus, Rappahannock and Mr. Pearl may be
deemed to share the power to direct the voting and disposition of the 239,397 shares of Common Stock owned by New York Life. Each of the Reporting Persons, other than Perseus, Rappahannock and Mr. Pearl, disclaim beneficial ownership of the 239,397 shares of Common Stock owned by New York Life.

                  (c) Between October 10, 2001 and October 31, 2001, each of the Purchaser and Perseus Capital sold the following number of shares under Rule 144 on the dates and for the prices set forth below:

CUSIP NO. 98241108                                                 PAGE 18 OF 20


                                 PURCHASER
           DATE                 SHARES SOLD                  PRICE
           ----                 -----------                  -----
         10/10/01                  28,000                   $29.08
         10/11/01                   8,800                    28.97
         10/12/01                  37,500                    28.00
         10/15/01                  55,500                    28.08
         10/16/01                  16,000                    27.99
         10/17/01                   2,000                    27.89
         10/26/01                  30,500                    26.24
         10/29/01                  44,500                    25.08
         10/31/01                  23,200                    25.00
         10/31/01                   4,000                    25.00


                                  PERSEUS
            DATE                SHARES SOLD             PRICE PER SHARE
            ----                -----------             ---------------
         10/11/2001                12,000                   $28.89
         10/12/2001                   600                    28.00
         10/15/2001                 1,400                    28.90
         10/18/2001                   500                    27.50
         10/19/2001                 2,000                    27.50
         10/23/2001                 4,000                    27.53


                  All such sales were made in the open market.

                  (d) Each of the Reporting Persons affirms that, except as set forth below, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons. The partners of the Purchaser and the members of Perseus Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Securities held for the account of each of the Purchaser and Perseus Capital in accordance with their ownership interests in each of the Purchaser and Perseus Capital.

                  (e)      No change.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No change.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Incorporate by reference the Power of Attorney, filed as Exhibit 2 to Amendment No. 1 to the Schedule 13D, appointing Richard D. Holahan, Jr., Attorney-In-Fact for George Soros.

CUSIP NO. 98241108                                                 PAGE 19 OF 20


                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2001


                                   PSV, LP

                                   By:  PSV GP, LLC,
                                        General Partner

                                   By:  SFM Participation, L.P.,
                                        Member

                                   By:  SFM AH, Inc.,
                                        General Partner

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   PSV GP, LLC

                                   By:  SFM Participation, L.P.,
                                        Member

                                   By:  SFM AH, Inc.,
                                        General Partner

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   PSV PARTNERS, LLC

                                   By:  Rappahannock Investment Company,
                                        Managing Member

                                   By:  /s/ Frank H. Pearl
                                        ---------------------------------------
                                        Name:   Frank H. Pearl
                                        Title:  Sole Shareholder


                                   RAPPAHANNOCK INVESTMENT COMPANY

                                   By:  /s/ Frank H. Pearl
                                        ---------------------------------------
                                        Name:   Frank H. Pearl
                                        Title:  Sole Shareholder


                                   MR. FRANK H. PEARL

                                   By:  /s/ Frank H. Pearl
                                        ---------------------------------------
                                        Name:   Frank H. Pearl

CUSIP NO. 98241108                                                 PAGE 20 OF 20


                                   SFM PARTICIPATION, L.P.

                                   By:  SFM AH, Inc.,
                                        General Partner

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   SFM AH, INC.

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   MR. GEORGE SOROS

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Attorney-in-fact


                                   SOROS FUND MANAGEMENT LLC

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Assistant General Counsel


                                   PERSEUS CAPITAL, LLC

                                   By:  /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Executive Vice President


                                   PERSEUS MANAGEMENT, LLC

                                   By:  /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Executive Vice President


                                   PERSEUS, LLC

                                   By:  /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Executive Vice President